PROSPECTUS SUPPLEMENT, FEBRUARY 18, 1999
(TO PROSPECTUS DATED FEBRUARY 11, 1999)

                               [GRAPHIC OMITTED]

                                  NEFF CORP.

                              EXCHANGE OFFER FOR
                                 $100,000,000
                  10 1/4% SENIOR SUBORDINATED NOTES DUE 2008
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THE COMPANY

We are one of the largest and fastest growing equipment rental companies in the United States, with 86 rental locations in 15 states and South America.

THE EXCHANGE OFFER

We offer to exchange up to $100,000,000 aggregate principal balance of our 10 1/4% Senior Subordinated Notes due 2008 (the "New Notes") which are registered under the Securities Act of 1933, for an equal principal balance of our outstanding 10 1/4% Senior Subordinated Notes due 2008 which were issued on December 9, 1998 in a private sale (the "Old Notes").

THE NEW NOTES

The terms of the New Notes are substantially identical to the Old Notes, except that the New Notes will be freely tradable.

PROPOSED TRADING FORMAT

The over-the-counter market, negotiated transactions or a combination of these methods.

TERMS OF THE EXCHANGE OFFER

/bullet/ The exchange offer expires at 5:00 p.m., New York City time, on March
         16, 1999, unless extended.

/bullet/ The exchange offer is not conditioned upon any minimum principal balance of the Old Notes being tendered for exchange.

/bullet/ The exchange offer is subject to certain customary conditions which we may waive.

/bullet/ We will exchange all Old Notes that you validly tender and do not withdraw.

/bullet/ You may withdraw Old Notes that you tender at any time before the exchange offer expires.

/bullet/ The exchange of Old Notes for New Notes will not be taxable under the United States Internal Revenue Code.

/bullet/ We will not receive any proceeds from the exchange offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE OLD NOTES OR THE NEW NOTES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                       ABOUT THIS PROSPECTUS SUPPLEMENT

     YOU SHOULD READ THIS PROSPECTUS SUPPLEMENT ALONG WITH THE PROSPECTUS THAT ACCOMPANIES IT. BOTH DOCUMENTS CONTAIN INFORMATION YOU SHOULD CONSIDER BEFORE TENDERING YOUR OLD NOTES FOR EXCHANGE. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THESE DOCUMENTS.

                                  NEFF CORP.

     Neff Corp. is one of the largest and fastest growing equipment rental companies in the United States, with 86 rental locations in 15 states and South America. We rent a wide variety of equipment, including backhoes, air compressors, loaders, lifts and compaction equipment to construction and industrial customers. We also act as a dealer of new equipment on behalf of several nationally recognized equipment manufacturers. In addition, we sell used equipment, spare parts and merchandise and provide ongoing repair and maintenance services.

                              RECENT DEVELOPMENTS

     On February 18, 1999 Neff Corp. released unaudited information about its earnings for the fourth quarter of 1998 and for the year ended December 31, 1998.

     Net income was $2.7 million for the fourth quarter of 1998 or $0.12 per diluted share, compared to a net loss of $5.7 million or $(0.90) per diluted share for the fourth quarter of 1997. Revenues increased 110.5% to $98.5 million for the fourth quarter of 1998 from $46.8 million for the fourth quarter of 1997. Earnings before interest, income taxes, depreciation and amortization ("EBITDA") for the fourth quarter of 1998 increased 249.7% to $31.9 million from $9.1 million for the fourth quarter of 1997.

     Net income, before an extraordinary item and officer stock option compensation expense, was $3.2 million for the year ended December 31, 1998, compared to a net loss, before an extraordinary item and officer stock option compensation expense, of $3.6 million for the year ended December 31, 1997. Revenues increased 127.9% to $324.1 million for the year ended December 31, 1998 from $142.2 million for the year ended December 31, 1997. Net loss for the year ended December 31, 1998 was $1.5 million or $(0.38) per diluted share, compared to a net loss of $6.8 million or $(1.69) per diluted share for the year ended December 31, 1997. EBITDA for the year ended December 31, 1998 increased 210.6% to $103.2 million from $33.2 million for the year ended December 31, 1997.

     Also on February 18, 1999, Neff Corp. announced that it has entered into letters of intent to acquire two equipment rental companies with aggregate annual revenues of approximately $11.8 million and a total of 4 equipment rental locations in Colorado, Oregon and Washington.